Exhibit 4

September 22, 2022

Neumora Therapeutics, Inc.

65 Grove Street

Watertown, Massachusetts 02472

ATTENTION: Chief Executive Officer

Re: Amendment to Letter Agreement

Ladies and Gentlemen:

Reference is made to that certain Letter Agreement, dated as of September 10, 2021, by and between Amgen Inc. (“Amgen”) and Neumora Therapeutics, Inc. (f/k/a RBNC Therapeutics, Inc.; the “Company”), regarding the acquisition of shares of Series A-2 Preferred Stock by Amgen of RBNC Therapeutics, Inc. Capitalized terms not otherwise defined herein shall have their respective meanings in the Letter Agreement.

By way of this amendment (this “Amendment”), Amgen and the Company hereby agree to amend the Letter Agreement as follows:

1. Amendment to Section 6. Section 6 to the Letter Agreement shall be amended and restated in its entirety with the following:

“(a) In the event the Company consummates an IPO prior to the achievement of any Future Financing Milestone or without requiring any Amgen Future Investment, if requested by the managing underwriter or managing underwriters of the IPO, Amgen shall provide an indication of interest to the Company and, subject to compliance with all applicable securities laws and regulations, purchase, at a per share price equal to the initial public offering price as set forth on the front cover of the final prospectus relating to the IPO (the “IPO Price”), up to the lesser of (i) $30.0 million in shares of Common Stock offered in the IPO or (ii) shares of Common Stock offered in the IPO equal to 20% of the total gross proceeds to the Company in the IPO; and

(b) In the event that, prior to the achievement of any Future Financing Milestone or without requiring any Amgen Future Investment, the Company consummates a SPAC Transaction and the SPAC conducts a SPAC PIPE Financing, if requested by the managing placement agents of the SPAC PIPE Offering and subject to compliance with all applicable securities laws and regulations, Amgen agrees to purchase up to the lesser of (i) $30.0 million in or (ii) 20% of the shares of capital stock of the SPAC sold in the SPAC PIPE Financing at a per share price equal to the purchase price paid by, and otherwise on the same terms and conditions as, the other investors in the SPAC PIPE Financing.”

2. Miscellaneous.

Except as modified by the terms of this Amendment, the terms and provisions of the Letter Agreement shall remain in full force and effect.

This Amendment shall become effective upon the date hereof.

This Amendment may be executed in two or more counterparts, each of which shall be an original, but all of which together shall constitute one and the same instrument. This Amendment may be executed and delivered by facsimile, electronic mail, or other electronic means. Any such facsimile, electronic mail transmission, or communication via such electronic means shall constitute the final agreement of the parties and conclusive proof of such agreement, and shall be deemed to be in writing and to have the same effect as if signed manually.

This Amendment shall be governed by and construed, interpreted and enforced in accordance with the laws of the State of Delaware, without giving effect to the principles of conflicts of law thereof.

If you agree to all of the terms and conditions set forth in this Amendment, please so indicate by signing in the space provided below.

Sincerely,

AMGEN INC.

By:	/s/ Justin G. Claeys
Name: Justin G. Claeys
Title: Vice President Finance & Treasurer

ACKNOWLEDGED AND AGREED:

NEUMORA THERAPEUTICS, INC.

By:	/s/ Joshua Pinto
Name: Joshua Pinto
Title: Chief Financial Officer